CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended		Nine months ended
	September 30		September 30
(Dollars in thousands, except per share data)	2021	2020	2021	2020
Basic Earnings Per Share
Net income	$2,901	$2,800	$8,531	$7,889
Weighted average common shares	2,729,410	2,742,350	2,737,336	2,742,350
Basic Earnings Per Share	$1.06	$1.02	$3.12	$2.88

Diluted Earnings Per Share
Net income	$2,901	$2,800	$8,531	$7,889
Weighted average common shares	2,729,410	2,742,350	2,737,336	2,742,350
Diluted Earnings Per Share	$1.06	$1.02	$3.12	$2.88